UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2007

POLYAIR INTER PACK INC.
(Registrant's name)

330 Humberline Drive,
Toronto, Ont.
Canada M9W 1R5
(416) 679-6600
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X___       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.	Company Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    POLYAIR INTER PACK INC.

Date: February 20, 2007
            By: /s/ MICHAEL FREEL
            Name: Michael Freel
            Title: Director of Finance

Exhibit 1

POLYAIR INTER PACK INC. ANNOUNCES VOLUNTARY DELISTING FROM AMEX AND TERMINATION OF SEC REPORTING

TORONTO, ONTARIO, February 20, 2007 -- Polyair Inter Pack Inc. (TSX/AMEX:PPK), announced today that it has submitted written notice to the American Stock Exchange ("AMEX") of its intention to file a Form 25 with the Securities and Exchange Commission ("SEC") in order to voluntarily delist its common shares ("Shares") from AMEX and deregister its Shares under the Securities Exchange Act of 1934, as amended ("Exchange Act"). The Company has requested that the delisting become effective on March 12, 2007. Following the delisting of the Company's Shares from AMEX, and the deregistration of the Company's Shares under Section 12(b) of the Exchange Act, the Company intends to file a Form 15 with the SEC. Immediately upon filing of the Form 15, the Company will no longer be required to file certain reports, including Form 20-F and 6-K, with the SEC.

Victor D’Souza, the Company's Interim Chief Executive Officer, commented "This decision is a natural extension of our recent reorganization and cost control measures. The complexity of securities regulatory compliance in the United States and the administrative burdens and increasing costs associated with being a United States reporting company have significantly increased in the past few years, particularly in light of Sarbanes-Oxley requirements. Overall, these complexities and administrative burdens with their associated costs combined with the cost of maintaining two listings and multi-jurisdictional filings far outweigh any benefits derived from our AMEX listing."

The Company's Board of Directors unanimously approved the delisting and deregistration of the Shares, noting that the Toronto Stock Exchange (“TSX”) is the primary trading market for the Shares, with the TSX trading volume far exceeding the trading volume of the Shares on AMEX.

The Company does not believe that its shareholders in the United States will be materially prejudiced by a voluntary delisting from AMEX and the termination of the registration of the Shares under the Exchange Act since the nature and scope of publicly available information about the Company required by Canadian securities laws is substantially the same as the information such shareholders are currently receiving and such U.S. shareholders will continue to be able to trade PPK Shares through the facilities of the TSX.

Polyair Inter Pack Inc. (www.Polyair.com) in its Packaging Division manufactures and distributes a wide range of protective packaging products in North America. The Company operates eight manufacturing facilities, seven of which are in the US where it generates the majority of its sales.

Certain information included in this news release contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company, financing and the sale of non-packaging assets. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of Polyair Inter Pack Inc. In addition, Polyair Inter Pack Inc. expressly disclaims any obligation to publicly update or alter its previously issued forward-looking statements.

For more information contact:
Stysia Reay
Polyair Inter Pack Inc.
Phone: 416-679-6591
Email: sreay@polyair.com